UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         GRIFFIN LAND & NURSERIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   398231 10 0
         ---------------------------------------------------------------
                                 (CUSIP Number)

                              Frederick M. Danziger
                        One Rockefeller Plaza Suite 2301
                     New York, New York 10020 (212) 561-8700
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 Sept. 17, 1999
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 2 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      (see Item 3)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               111,138
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             866,204
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        111,138
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        866,204
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      111,138

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.29
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 3 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Louise B. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      (see Item 3)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               103,410
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             743,765
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        103,410
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        743,765
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      103,410

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.13
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 4 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman, Jr.

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      (see Item 3)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               136,154
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             733,918
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        136,154
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        733,918
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      128,376

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.64
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 5 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Elissa F. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               17,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             55,200
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        17,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        55,200
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,000

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .35
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 6 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Susan R. Cullman

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      (see Item 3)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               87,765
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             670,842
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        87,765
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        670,842
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      87,765

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.8
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 7 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lucy C. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      (see Item 3)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               81,842
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             962,150
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        81,842
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        962,150
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      81,842

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.70
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 8 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Frederick M. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      (see Item 3)

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               16,542
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             209,778
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        16,542
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        209,778
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      16,542

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.34
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 9 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David M. Danziger

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               41,548
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        41,548
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      41,548

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.87
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 10 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Carolyn S. Fabrici

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               23,858
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             118,952
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        23,858
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        118,952
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      23,858

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.50
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 11 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John L. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               9,929
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             411,321
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        9,929
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        411,321
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,000

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.20
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 12 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Margot P. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             20,315
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        20,315
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.00
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 13 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Alexandra Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,548
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             88,137
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,548
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        88,137
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,548

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.03
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 14 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      B. Bros. Realty Limited Partnership

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               233,792
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        233,792
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      233,792

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      4.81
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 15 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Matthew L. Ernst

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,250
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,250
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,250

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .03
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 16 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Rebecca D. Gamzon

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               30,946
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        30,946
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      29,400

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.60
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 17 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman III

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               18,794
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        18,794
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      18,794

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .39
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 299890108                                   Page 18 of 36 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Caroline B. Sicher

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares

--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               21,422
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        21,422
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      21,422

--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .44
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 19 of 36 Pages

                               SCHEDULE 13D ITEMS


Item 1. Security and Issuer

      This Amendment No. 1 amends the Schedule 13D filed July 3, 1997 (as so amended, the "Schedule") by the Reporting Person (as defined below) relating to the Common Stock, $0.01 par value (the "Common Stock"), of Griffin Land & Nurseries, Inc. (the "Issuer"), a Delaware corporation having its principal executive offices at One Rockefeller Plaza, Suite 2301, New York, New York 10020. The purpose of this Amendment No. 1 is to report the acquisition of additional shares of Common Stock by Reporting Persons on September 17, 1999 (as described in Item 4 below) and to update Insert 1 and the cover pages hereto to reflect this acquisition as well as other non-reportable acquisitions since July 3, 1997.

Item 2. Identity and Background

            See Insert 1 attached hereto.

            None of the persons filing this Schedule (the "Reporting Persons") has been convicted in a criminal proceeding (other than for traffic violations or similar misdemeanors) during the past 5 years or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States and all trusts, partnerships and corporations are organized or formed under the laws of the United States. The Reporting Persons have executed a joint filing agreement in connection with the filing of this Schedule, a copy of which has been filed as Exhibit 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

      Funds used in connection with the acquisition of securities subject to this Schedule were funds from sale of other securities bank borrowings and other separate funds of the Trusts making the acquisitions.

Item 4. Purpose of Transaction

      On September 17, 1999, Frederick M. Danziger, as trustee of two trusts made by Elsie B. Paskus for the benefit of Frederick M. Danziger and his family, purchased 27,200 shares of Common Stock at a price per share of $11.00 per share, and a trust for the benefit of Lucy C. Danziger his spouse, purchased 6,500 shares at $11.00 per share. On July 20, 1999, two trusts for the benefit of Lucy C. Danziger purchased 12,100 shares at average price of $11.20 and 3,400 shares were purchased in the two trusts for the benefit of Lucy C. Danziger on July 21, 1999, at $11.35 per shares.

      The purpose of these acquisitions is to hold such shares for investment purposes. Mr. Danziger, a Reporting Person, is also the Chief Executive Officer of the Issuer and a member of its Board of Directors. The acquisition of Common Stock is unrelated to any plans or proposals of the kind described in item 4 of Scheduled 13D and, except as previously disclosed by the Issuer in its reports pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have no current plans or proposals related to, or which they believe would result in, any of the events described in Item 4 of Schedule 13D.

                                                             Page 20 of 36 Pages

Item 5. Interest in Securities of the Issuer

            See Insert 1 hereto and cover pages.

            Voting power and power to direct disposition of securities is shared by trustees of each of the trusts referred to in Item 2 as set forth on Insert
1. The officers and directors of the Samuel J. Bloomingdale Foundation, Inc., the Susan B. and Richard C. Ernst Foundation, Inc. and Louise B. and Edgar M. Cullman Foundation, Inc. and the trustees of charitable trust created by Justus Heijmans (collectively, the "Foundations") referred to in Insert 1 as set forth on Insert 1 hereto share voting power and the power to dispose of such securities. Such shares are, however, not included in the individual totals shown on cover pages. Shares owned by B. Bros. Realty Limited Partnership are shown as beneficially owned for voting and dispositive purposes by both General Partners of that partnership and also by the partnership itself.

            No transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the persons filing this Schedule and their affiliated persons other than as set forth in Item 4 above.

Item 6. Contract, Arrangement or Understanding with Respect to Securities of the Issuer

            None other than an informal understanding that the persons and entities listed in Insert 1 attached hereto will hold and vote together the shares of Issuer's Common Stock owned by each of them. However, Trustees of trusts and partners of the partnership listed in Insert 1 may act independently where fiduciary responsibilities so require. Furthermore, the persons and entities listed in Insert 1 may acquire additional shares of the Issuer's Common Stock.

            Although the Foundations are included in Insert 1, no arrangement of any kind exists with respect to any of the Issuer's Common Stock held by such Foundations. Such Foundations were included in Insert 1 only because certain of the undersigned are officers and directors of such Foundations.

Item 7. Material to the Filed as Exhibits

            A copy of the Joint Filing Agreement, including powers of attorney, is attached hereto as Exhibit 1 to Schedule 13D.

                                                             Page 21 of 36 Pages

            Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: Sept 22, 1999


                                             Edgar M. Cullman*
                                         ---------------------------------------
                                         Edgar M. Cullman, individually and as
                                         Trustee of the Trusts of which he is a
                                         Trustee as indicated on Insert 1 hereto


                                             Louise B. Cullman*
                                         ---------------------------------------
                                         Louise B. Cullman, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                             Susan R. Cullman*
                                         ---------------------------------------
                                         Susan R. Cullman, individually, as
                                         Custodian and as Trustee of the Trusts
                                         of which she is a Trustee as indicated
                                         on Insert 1 hereto


                                             Edgar M. Cullman, Jr.*
                                         ---------------------------------------
                                         Edgar M. Cullman, Jr., individually, as
                                         Custodian and as Trustee of the Trusts
                                         of which he is a Trustee as indicated
                                         on Insert 1 hereto


                                             Lucy C. Danziger*
                                         ---------------------------------------
                                         Lucy C. Danziger, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                             John L. Ernst*
                                         ---------------------------------------
                                         John L. Ernst, individually and as
                                         Trustee of the Trusts of which he is a
                                         Trustee, as Custodian and as Guardian,
                                         all as indicated on Insert 1 hereto

                                                             Page 22 of 36 Pages



                                            Carolyn S. Fabrici*
                                        ----------------------------------------
                                         Carolyn S. Fabrici, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                         /s/  Frederick M. Danziger
                                         ---------------------------------------
                                         Frederick M. Danziger, individually and
                                         as Trustee of the Trusts of which he is
                                         a Trustee as indicated on Insert 1
                                         hereto


                                              Elissa F. Cullman*
                                         ---------------------------------------
                                         Elissa F. Cullman, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto


                                              Rebecca D. Gamzon*
                                         ---------------------------------------
                                         Rebecca D. Gamzon, individually
                                         formerly Rebecca B. Danziger


                                              Matthew L. Ernst*
                                         ---------------------------------------
                                         Matthew L. Ernst, individually


                                         B. BROS. REALTY LIMITED
                                         PARTNERSHIP

                                         By  John L. Ernst*
                                             -----------------------------------
                                             John L. Ernst,
                                             General Partner


                                              Margot P. Ernst*
                                         ---------------------------------------
                                         Margot P. Ernst, not individually but
                                         as Trustee of the Trusts of which she
                                         is a Trustee as indicated on Insert 1
                                         hereto


                                              Alexandra Ernst*
                                         ---------------------------------------
                                         Alexandra Ernst, individually and as
                                         Trustee of the Trusts of which she is a
                                         Trustee as indicated on Insert 1 hereto

                                                             Page 23 of 36 Pages


                                              David M. Danziger*
                                         ---------------------------------------
                                         David M. Danziger, individually



                                              Edgar M. Cullman III*
                                         ---------------------------------------
                                         Edgar M. Cullman III



                                              Caroline B. Sicher*
                                         ---------------------------------------
                                         Caroline B. Sicher



                                         By: /s/ Frederick M. Danziger
                                             ----------------------------------
                                         Frederick M. Danziger
                                         Attorney-in-Fact

                                                             Page 24 of 36 Pages

Culbro Corporation
Schedule 13D                                                          Insert 1--Item 2. Identity and Background and
Amendment #17                                                                           Item 5. Interest in Securities of the Issuer
                                                                                                    (4)
                                                    (3)                                          (Item 5)
                                                                      --------------------------------------------------------------

                                           Present principal occu-
                                           pation or employment and        Number of shares   Total number of
                                           the name, principal busi-       of Issuer's        shares of the
                                           ness and address of any         Common Stock       Issuer's Common
  (1)                     (2)              corporation or other            acquired or        Stock ($1 par     Percentage of Class
Name                   Residence           organization in which such      disposed of since  value) owned on   of Issuer's Common
(Item 2(a)             Address             employment is conducted.        July 3, 1999       the date hereof   Stock.
and 5)                 (Item 2(b))         (Item 2(c))                           (i)                (ii)               (iii)
------------------------------------------------------------------------------------------------------------------------------------
1.  Edgar M. Cullman   2 E. 70th St.       Chairman of the Board                                  111,138             2.29
    ("EMC")            New York, N.Y.      General Cigar Holdings, Inc.
                       10021               (cigar, tobacco, real estate
                                           development and tobacco and
                                           sundries distribution)
                                           378 Park Avenue
                                           So. New York, N.Y.

2.  Edgar M. Cullman,  770 Park Avenue     President                                              128,376             2.64
    Jr. ("EMC, Jr.")   New York, N.Y.      General Cigar Holdings, Inc.
                       10021               387 Park Avenue So.
                                           New York, N.Y.

3.  Elissa F. Cullman  770 Park Avenue     Interior Decorator                                      17,000              .35
    ("EFC")            New York, New
                       York 10021

4.  Louise B.          2 E. 70th St.       Housewife                                              103,410             2.13
    Cullman ("LBC")    New York, N.Y.

5.  Susan R. Cullman   2830 Foxhall Rd.    Housewife                                               87,765             1.80
    ("SRC")            NW
                       Washington, D.C.

6.  Lucy C. Danziger   2 E. 73rd St.       Housewife                                               81,842             1.70
    ("LCD")            New York, N.Y.



                                                                                                   (4)          Page 25 of 36 Pages
                                                                             ------------------------------------------------------
        (1)                   (2)                   (3)                          (i)             (ii)               (iii)
    ---------------    ----------------       -------------------            ------------------------------------------------------
7.  Frederick M.       2 E. 73rd St.          Griffin Land & Nurseries, Inc.                      16,542              .34
    Danziger           New York, N.Y. 10021   President
    ("FMD")                                   One Rockefeller Plaza
                                              Suite 2301
                                              New York, New York

8.  David M. Danziger  115 Central Park       General Cigar Holdings                              41,548              .87
    ("DMD")            West                   Executive Vice President
                       NY, NY 10023           387 Park Avenue South
                                              New York, New York

9.  Rebecca D. Gamzon  1165 Park Ave          Housewife                                           29,400              .60
    ("RDG")            Apt 15A
                       N.Y., N.Y. 10128

10. John L. Ernst      860 U.N. Towers        Chairman & President                                 6,000              .12
    ("JLE")            New York, N.Y. 10017   Bloomingdale Properties,
                                              Inc.*
                                              (Investments)
                                              641 Lexington Avenue
                                              New York, N.Y.

11. Alexandra Ernst    120 Bis Blvd.          Writer                                               1,548              .03
    ("AE")             Montpamesse
                       75014 Paris,
                       France

12. LCD, EMC, Jr. and
    SRC,
    Trustees
    u/w/o Joseph F.
    Cullman, Jr.
    f/b/o/:
      EMC                                                                                         76,448             1.57

13. Carolyn S.         P.O. Box 4708          Housewife                                           23,858              .50
    Fabrici ("CSF")    42630 N. 54th St.
                       Cave Creek, AZ
                       85331

                                                                                                    (4)          Page 26 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
14. EMC, Jr. Custodian
    f/b/o:
    Edgar M. Cullman III,                                                                           0
      a minor ("EMC III")
    Samuel B. Cullman,                                                                              0
      a minor ("SBC")
    Georgina D. Cullman,                                                                            7,778              .16
      a minor ("GDC")

15. Caroline B. Sicher,
    ("CBS")                                                                                        21,422              .44

16. EMC and LBC, Trustees
    u/i/o LBC (12/16/43)*
    f/b/o:
         LCD                                                                   7,700               29,964              .62

17. EMC, LBC and SRC,
    Trustees
    u/i/o Samuel J.
    Bloomingdale ("SJB") and
    Rita G. Bloomingdale
    ("RGB") (1/10/50)*
    f/b/o:
      SRC                                                                                          50,880             1.05

18. EMC, LBC and SRC,
    Trustees
    u/i/o EMC and LBC
    (3/21/50)*
    f/b/o:
         SRC                                                                                       18,714              .38

19. EMC, LBC and LCD
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         LCD                                                                                       29,192              .60

                                                                                                    (4)          Page 27 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
20. EMC, LBC and EMC, Jr.
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         EMC, Jr.                                                                                  25,006              .51

21. EMC, LBC and SRC
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         SRC                                                                                       26,000              .54

22. EMC, LBC and LCD
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         LCD                                                                                        5,418              .11

23. EMC, LBC and EMC, Jr.
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         EMC, Jr.                                                                                   9,974              .21

24. EMC, LBC and SRC
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         SRC                                                                                       11,840              .24

25. EMC, LBC and LCD
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         LCD                                                                    14,300             53,818             1.11

26. EMC, LBC and EMC, Jr.
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         EMC, Jr.                                                                                  40,190              .83

                                                                                                    (4)          Page 28 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
27. EMC, LBC and SRC
    Trustees u/i/o RGB
    (6/14/51)*
    f/b/o:
         SRC                                                                                       40,090              .82

28. LBC, Margot P. Ernst
    ("MPE"), AE and JLE,
    Trustees
    u/i/o Susan B. Ernst
    ("SBE") (4/9/52)*
    f/b/o:
         Descendants of JLE                                                                         4,364              .09

29. LBC, JLE, AE and CSF,
    Trustees
    u/i/o SBE (4/9/52)*
    f/b/o:
         Descendants of CSF                                                                         3,844              .08

30. EMC, LCD, EMC, Jr. and
    SRC Trustees
    u/i/o LBC (1/6/53)*
    f/b/o:
    Descendants of LCD                                                                             10,400              .21
    Descendants of EMC, Jr.                                                                        40,748              .84
    Descendants of SRC                                                                             26,284              .54

31. LBC, MPE, AE and
    JLE, Trustees
    u/i/o SBE (1/6/53)*
    f/b/o:
       Descendants of JLE                                                                           2,580              .05

32. LBC, JLE, AE and CSF
    Trustees
    u/i/o SBE (1/6/53)*
    f/b/o:
      Descendants of CSF                                                                           11,701              .24

                                                                                                    (4)          Page 29 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
33. EMC, LCD, EMC, Jr. and
    SRC
    Trustees
    u/i/o LBC (6/30/54)*
    f/b/o:
    Descendants of LCD                                                                             25,944               .53
    Descendants of EMC, Jr.                                                                        49,502              1.02
    Descendants of SRC                                                                             35,878               .74

34. LBC, CSF, AE and JLE,
      Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         Dorothy P. Ernst                                                                           3,974              .08

35. LBC, CSF, AE and JLE
    Trustees
    u/i/o RGB (12/21/50)*
    f/b/o:
         Dorothy P. Ernst                                                                           3,974              .08

36. LBC, LCD, EMC, Jr. and
      SRC Trustees
    u/i/o EMC (3/23/55)*
    f/b/o/:
    Descendants of LCD                                                                             10,830              .23
    Descendants of EMC, Jr.                                                                        15,408              .32
    Descendants of SRC                                                                             14,200              .29

37. EMC, LCD, EMC, Jr. and
      SRC Trustees
    u/i/o LBC (3/23/55)*
    f/b/o:
    Descendants of LCD                                                                              7,000              .14
    Descendants of EMC, Jr.                                                                        12,124              .25
    Descendants of SRC                                                                             13,600              .28

38. EMC, LBC, EMC, Jr. and
      LCD Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of LCD                                                                           24,400              .50

                                                                                                    (4)          Page 30 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
39. EMC, LBC, LCD and EMC,
    Jr. Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
    Descendants of EMC, Jr.                                                                        34,250              .70

40. EMC, LBC, LCD and SRC
    Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of SRC                                                                           37,962              .78

41. LBC, MPE, AE and JLE
    Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of JLE                                                                            3,194              .07

42. EMC, LBC, CSF, AE and
      JLE
    Trustees
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of CSF                                                                            3,526              .07

43. EMC, LBC and LCD,
      Trustees
    u/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of LCD                                                                           19,228              .40

44. EMC, LBC and EMC, Jr.,
    Trustees
    u/w/o RGB (2/29/56)*
    f/b/o:
    Descendants of EMC, Jr.                                                                        20,332              .42

45. EMC, LBC and SRC,
    Trustees
    u/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of SRC                                                                           17,190              .35

                                                                                                    (4)          Page 31 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
46. EMC, LBC, CSF,
      AE and JLE,
      Trustees
    u/w/o RGB
    (2/29/56)*
    f/b/o:
      Descendants of
      JLE                                                                                          39,138              .80

47. EMC, LBC, JLE and
      CSF, Trustees
    u/w/o RGB
    (2/29/56)*
    f/b/o:
      Descendants of
      CSF                                                                                          39,138              .80

48. Samuel J. Bloomingdale   Charitable                                                            19,642              .40
    Foundation, Inc.*        Foundation
      EMC, Chairman &
      Dir. LBC, President
      & Dir. EMC, Jr.,
      Treas. & Dir. LCD,
      Secretary

49. Richard C. Ernst         Charitable                                                            12,048              .25
    and Susan B. Ernst       Foundation
    Foundation, Inc.*
      JLE, Pres. & Dir.
      MPE, Vice Pres. &
      Dir. AE, Treas. &
      Dir. John Fletcher
      III, Secy.

50. EMC, LBC and EMC, Jr.,
    Trustees
    u/w/o F.W. Cullman
    (7/23/59)*
    f/b/o:
         LCD                                                                                       17,420              .36
         EMC, Jr.                                                                                  13,770              .28
         SRC                                                                                       20,014              .41

51. EMC, LCD and FMD,
    Trustees
    u/i/o SJB (4/15/66)*
    f/b/o:
         DMD                                                                                       12,524              .26


                                                                                                    (4)          Page 32 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
52. FMD, LCD and EMC, Jr.,
    u/i/o EMC (12/26/72)*
    f/b/o:
         LCD and DMD                                                                               17,800              .37
         LCD and RDG                                                                               18,000              .37

53. FMD, LCD, SRC and
    EMC, Jr.
    Trustees
    u/i/o EMC (12/23/76)*
    f/b/o:
         DMD                                                                                       16,000              .33
         RDG                                                                                       16,200              .33

54. FMD, SRC, EMC, Jr.,
    and JLE, Trustees
    u/i/o LCD (12/25/76)*
    f/b/o:
         DMD                                                                                        3,200              .07
         RDG                                                                                        3,200              .07

55. Richard M. Danziger and
    FMD, Trustees
    u/i/o LCD (12/24/69)*
    f/b/o:
         RDG                                                                                       22,800              .47

56. LBC, MPE, AE and JLE,
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         JLE                                                                                        3,081              .06

57. LCD, SRC, JLE and
    Elissa Cullman, Trustees,
    u/i/o EMC, Jr.
    (12/25/76)*
    f/b/o:
         EMC III                                                                                    7,200              .15
         SBC                                                                                        7,200              .15


                                                                                                    (4)          Page 33 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
58. EMC, Jr., SRC, LCD and
    Elissa Cullman, Trustees,
    u/i/o EMC (12/23/76)*
    f/b/o:
         EMC III                                                                                   20,400              .42
         SBC                                                                                       20,400              .42

59. EMC, Jr., SRC, LCD and
      FMD
    Trustees
    u/i/o EMC (12/23/76)*
    f/b/o:
         GDC                                                                                       20,000              .41

60. LCD, EMC, Jr., John
    Sicher and JLE, Trustees,
    u/i/o SRC (12/25/76)*
    f/b/o:
         CBS                                                                                       14,000              .29

61. EMC, Jr., LCD, SRC and
    John Sicher, Trustees,
    u/i/o EMC (12/23/76)*
    f/b/o:
         CBS                                                                                       16,000              .33

62. FMD and R.M. Danziger,
    Trustees
    u/i/o Elsie B. Paskus
    f/b/o:
         R.M. Danziger                                                                              3,000              .06

63. FMD and R.M. Danziger
    Trustees
    u/i/o Elsie B. Paskus
    f/b/o:
         FMD                                                                    17,200             33,600              .69

64. B. Bros. Realty Limited  Investments                                                          233,792             4.81
      Partnership*
    JLE, General Partner
    LCD, General Partner


                                                                                                    (4)          Page 34 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
65. EMC, EMC, Jr.
    SRC and                                                                                           202                0
    Richard W. Dammann,
    Executors of the
    Estate of
    Justus Heijmans

66. JLE, FMD and Roger
    Bloom ("RB"),
    Trustees
    u/a/o SBE (4/19/81)
    u/w/o SBE Appointment
    u/i/o RBG (11/27/31)*
    f/b/o:
         Descendants of JLE                                                                         7,458              .15

67. LBC, JLE, AE and CSF,
    Trustees
    u/i/o SJB (12/21/50)*
    f/b/o:
         CSF                                                                                        1,515              .03

68. LBC, JLE, AE and CSF
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         CSF                                                                                        1,400              .03

69. JLE, EMC, Jr. and Roger
    Bloom, Trustees
    u/a/o SBE (4/19/81)
    u/w/o SBE Appointment
    u/i/o RGB (11/27/31)*
    f/b/o:
         Descendants of CSF                                                                         2,000              .04

70. Matthew L. Ernst         27 Howard Street  Artist                                               1,250              .03
                             New York, N.Y.

71. JLE, MPE, CSF, FMD
    and EMC, Jr.,
    Trustees
    u/c/o/w Richard C. Ernst,
    (6/19/84)
    f/b/o:
      Benjamin C. Stewart                                                                           5,996              .12

                                                                                                    (4)          Page 35 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
72. JLE, as Custodian
    f/b/o:
      Jessica P. Ernst
      a minor ("JPE")                                                                               1,250              .03

73. Charitable Trust created
    by Justus Heijmans,*
    EMC and EMC, Jr.,
    Trustees                                                                                          200                0

74. LBC, JLE, MPE and AE,
    Trustee
    u/i/o RGB (12/21/50)*
    f/b/o:
      JLE                                                                                           1,100              .02

75. JLE, as Guardian
    f/b/o:
      DPE                                                                                           2,679              .06

76. JLE, LBC, EMC, CSF and
    AE, Trustees
    u/c/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of JLE                                                                            4,746              .10

77. Chemical Bank and LBC,
    Trustees
    u/i/o RGB (11/27/31)*
    f/b/o:
      LBC                                                                                          30,000              .62

78. Louise B. & Edgar M.     Charitable                                                             6,400              .13
    Cullman Foundation,      Foundation
    Inc.*
    EMC, Chairman of the
    Board
    SRC, President
    LBC, Vice President
    EMC, Jr., Treasurer
    LCD, Secretary

79. Edgar M. Cullman, III    770 Park Avenue   Student
    (EMC,III)                New York, NY                                                          18,794              .39

                                                                                                    (4)          Page 36 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------

80. Samuel B. Cullman        770 Park Ave     Student
                             New York                                                             13,594              .28

81. FMD and R. M. Danziger
    Trustees
    u/w/o Elsie B. Paskus
    f/b/o
      FMD Family                                                               10,000              30,000              .62

82. Rebecca Gamzon           Custodian
    f/b/o
    Andrew Gamzon
    a minor ("AG")                                                                                  1,546              .03
                                                                                TOTAL
                                                                                                ---------            -----
                                                                                                2,327,295            47.86


* Business Address:  641 Lexington Avenue, New York, NY  10022

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons whose signature appears below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to (a) the common stock, par value $1.00 per share, of Culbro Corporation, a New York corporation (the "Culbro 13D"), and (b) the common stock, par value $0.01 per share, of Griffin Land & Nurseries, Inc., a Delaware corporation (the "Griffin 13D"), and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            In addition, each of the persons whose signature appears below constitutes and appoints Frederick M. Danziger as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign the Culbro 13D, the Griffin 13D and any and all amendments to the Culbro 13D and the Griffin 13D, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Dated:  July 14, 1997


                                               /s/ Edgar M. Cullman
                                          --------------------------------------
                                          Edgar M. Cullman, individually and as
                                          Trustee of the Trusts of which he is a
                                          Trustee as indicated on Insert 1
                                          hereto


                                               /s/ Louise B. Cullman
                                          --------------------------------------
                                          Louise B. Cullman, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto


                                               /s/ Susan R. Cullman
                                          --------------------------------------
                                          Susan R. Cullman, individually, as
                                          Custodian and as Trustee of the Trusts
                                          of which she is a Trustee as indicated
                                          on Insert 1 hereto


                                               /s/ Edgar M. Cullman, Jr.
                                          --------------------------------------
                                          Edgar M. Cullman, Jr., individually,
                                          as Custodian and as Trustee of the
                                          Trusts of which he is a Trustee as
                                          indicated on Insert 1 hereto


                                                /s/ Lucy C. Danziger
                                          --------------------------------------
                                          Lucy C. Danziger, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto


                                               /s/ John L. Ernst
                                          --------------------------------------
                                          John L. Ernst, individually and as
                                          Trustee of the Trusts of which he is a
                                          Trustee, as Custodian and as Guardian,
                                          all as indicated on Insert 1 hereto

                                               /s/ Carolyn S. Fabrici
                                          --------------------------------------
                                          Carolyn S. Fabrici, individually and
                                          as Trustee of the Trusts of which she
                                          is a Trustee as indicated on Insert 1
                                          hereto


                                              /s/  Frederick M. Danziger
                                          --------------------------------------
                                          Frederick M. Danziger, individually
                                          and as Trustee of the Trusts of which
                                          he is a Trustee as indicated on Insert
                                          1 hereto


                                               /s/ Elissa F. Cullman
                                          --------------------------------------
                                          Elissa F. Cullman, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto


                                               /s/ Rebecca D. Gamzon
                                          --------------------------------------
                                          Rebecca D. Gamzon, individually
                                          formerly Rebecca B. Danziger


                                               /s/ Matthew L. Ernst
                                          --------------------------------------
                                          Matthew L. Ernst, individually


                                          B. BROS. REALTY LIMITED
                                          PARTNERSHIP

                                          By   /s/ John L. Ernst
                                          --------------------------------------
                                          John L. Ernst,
                                          General Partner


                                               /s/ Margot P. Ernst
                                          --------------------------------------
                                          Margot P. Ernst, not individually but
                                          as Trustee of the Trusts of which she
                                          is a Trustee as indicated on Insert 1
                                          hereto

                                               /s/ Alexandra Ernst
                                          --------------------------------------
                                          Alexandra Ernst, individually and as
                                          Trustee of the Trusts of which she is
                                          a Trustee as indicated on Insert 1
                                          hereto



                                               /s/ David M. Danziger
                                          --------------------------------------
                                          David M. Danziger, individually



                                               /s/ Edgar M. Cullman III
                                          --------------------------------------
                                          Edgar M. Cullman III



                                               /s/ Caroline B. Sicher
                                          --------------------------------------
                                          Caroline B. Sicher